

Barbara Bickham · 2nd

Managing Director @ WIFAX | CTO | Strategic Blockchain
Advisor | Speaker | The 10 Most Influential Women Leaders
2019

Los Angeles, California · 500+ connections · **Contact info**



WIF AX LLC (Women
Innovation Fund...
University of Californ
Berkeley

Providing services
Management Consulting, Business Consulting, Strategic Planning, Public Speaking, and Custom Software
Development
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**Flipbook: Influential Women Leaders,
2019**
Aspioneer

A leader is one who knows the way, goes
the way, and shows the way.

Women's Innovation Fund Accelerator
Wealth and Finance International

Women's Innovation Fund Accelerator - the
USA 2019...



Trail
Medi

We h

Experience



Co-Founder/Managing Director
WIF AX LLC (Women's Innovation Fund Accelerator).
Feb 2019 – Present · 1 yr 4 mos
Greater Los Angeles Area

Funding Growth, Equality, and Sustainability within Qualified Opportunity Zones. WIF AX, LLC (Women's Innovation Fund Accelerator) is a Qualified Opportunity Zone Venture Fund building women-balanced and sustainable seed stage emerging technology organizations within QOZ's nationwide.

We use Co-Working, Acceleration, Venture Capital and Sustainability Models to monetize the fund.

...see mor



Founder/CTO
Trailyn Ventures, LLC
Apr 2016 – Present · 4 yrs 2 mos
Greater Los Angeles Area

CTO for multiple tech start-ups around the world. Provides strategic advice and technical execution for companies incorporating Blockchain and/or Artificial Intelligence into their company and products.

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Strategic Blockchain Advisor
The Aclyd Project
Aug 2018 – Present · 1 yr 10 mos
Greater Los Angeles Area

The Aclyd Project: blockchain-based identity verification system & payment processing platform. https://Aclyd.com



Strategic Blockchain Advisor
PLAAK, it's your world
May 2018 – Present · 2 yrs 1 mo
Greater Los Angeles Area

PLAAK incorporates the best of blockchain technology in easy-to-use applications to allow people to take advantage of blockchain technology.

Member



 **LA CTO Forum**

Jan 2015 – Present · 5 yrs 5 mos

Greater Los Angeles Area

The LA CTO Forum is a vibrant, private, invite only network of 250+ CTOs that meets once a month in Santa Monica. This is an amazing group of the top technical minds in Los Angeles and I'm proud to be part of its success. More at: www.lactoforum.org.

...see mor

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Education

 **University of California, Berkeley**

BA, Computer Science

1984 – 1988

 **University of Chicago**

New Entrepreneur Program

 **West Coast University**

MS, Computer Science

1989 – 1991

Licenses & Certifications

 **VC University Online**

VC University

Issued Sep 2019 · No Expiration Date

 **Programming Mobile Applications for Android Handheld Systems**

Coursera Verified Certificates

Issued Nov 2014 · No Expiration Date

Credential ID W26BN78TRX

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 **MongoDB for Node.js**

MongoDB

Issued Oct 2014 · No Expiration Date

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Volunteer Experience



Los Angeles Advisory Board
MIND Research Institute
Jun 2005 – Present • 15 yrs
Education



Business Plan Screener; Company Mentor
Springboard Enterprises
Jan 2007 – Present • 13 yrs 5 mos
Economic Empowerment



Member
Alliance of Blockchain Professionals (ABP)
Jan 2019 – Present • 1 yr 5 mos
Education

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